Peak Fintech Group Inc.

Condensed Interim Consolidated Financial

Statements (Unaudited)

For the three-month periods ended

March 31, 2021, and 2020

Financial Statements

Condensed Interim Consolidated Statements of Comprehensive Loss	2

Condensed Interim Consolidated Statements of Changes in Equity	3

Condensed Interim Consolidated Statements of Financial Position	4

Condensed Interim Consolidated Statements of Cash Flows	5

Notes to Interim Consolidated Financial Statements	6 - 30

2

PEAK FINTECH GROUP INC.

Condensed Interim Consolidated Statements of Comprehensive Loss

For the three-month periods ended March 31, 2021 and 2020

(In Canadian dollars, except weighted average number of outstanding shares)
(Unaudited)

	Note	2021	2020
		$	$
Revenues		14,239,776	3,949,395
		14,239,776	3,949,395

Expenses
Cost of service		12,347,170	2,104,150
Salaries and fringe benefits		723,860	323,809
Service fees		157,651	131,632
Royalty on software		30,776	30,873
Board remuneration		124,527	9,569
Consulting fees		62,869	325,716
Management fees		12,818	21,545
Professional fees		331,655	56,402
Administrative and indirect cost		-	236,111
Public relations and press releases		121,493	24,104
Office supplies, software and utilities		30,214	52,793
Lease expenses		11,570	11,533
Insurance		14,896	11,289
Finance costs	15.4	44,833	259,950
Expected credit loss		19,893	361,525
Travel and entertainment		34,002	46,832
Stock exchange and transfer agent costs		90,714	10,778
Translation cost and others		39,310	8,353
Depreciation of property and equipment	7	22,337	21,370
Amortization of intangible assets	8	66,484	81,805
Expiration of deferred finance cost		-	353,377
Amortization of financing initial costs		6,651	348
Depreciation of right-of-use assets	7	69,157	106,753
(Gain) Loss on foreign exchange		(35,379)	10,336
		14,327,501	4,600,953
Loss before income taxes		(87,725)	(651,558)
Income tax		301,977	154,137
Net (loss)		(389,702)	(805,695)

Net (loss) profit attributable to:
Non-controlling interest		375,929	87,081
Owners of the parent		(765,631)	(892,776)
		(389,702)	(805,695)

Item that will be reclassified subsequently to profit or loss
Currency translation adjustment		546,909	(1,264,221)
Total comprehensive (loss) profit		(936,611)	458,526

Net (loss) profit and total comprehensive loss attributable to:
Non-controlling interest		256,973	452,949
Owners of the parent		(1,193,584)	5,577
		(936,612)	458,526

Weighted average number of outstanding shares		123,366,116	73,783,060

Basic and diluted loss per share		(0.006)	(0.012)

Going concern uncertainty (note 2)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

 3

PEAK FINTECH GROUP INC.

Condensed Interim Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2021 and 2020

(In Canadian dollars)
(Unaudited)

						Equity	Accumulated		Total
			Capital			component of	other		attributable	Non	Shareholders'
		Number of	stock	Equity to	Contributed	convertible	comprehensive		to owners of	Controlling	equity
	Note	common shares	Amount	issue	surplus	debentures	income	Deficit	parent	interest	(deficiency)
	(number of shares -
		see note 15)	$	$	$	$	$	$	$	$	$
Balance as of January 1, 2021		118,024,189	39,131,010	511,221	11,582,653	-	(140,782)	(30,240,372)	20,843,730	11,770,520	32,614,250
Issuance of shares and warrants to settle debts owed for services provided	12	27,466	33,900						33,900		33,900
Exercise of warrants and broker warrants	12	9,984,631	5,233,340		(1,525,179)				3,708,161		3,708,161
Conversion of convertible debentures	11	50,000	27,483						27,483		27,483
Share-based compensation	13				344,690				344,690		344,690
Transactions with owners		128,086,286	44,425,733	511,221	10,402,164	-	(140,782)	(30,240,372)	24,957,964	11,770,520	36,728,484
Net loss								(765,631)	(765,631)	375,929	(389,702)
Other comprehensive loss							(427,952)		(427,952)	(118,957)	(546,909)
Total comprehensive loss for the year		-	-	-	-	-	(427,952)	(765,631)	(1,193,583)	256,972	(936,611)
Balance as of March 31, 2021		128,086,286	44,425,733	511,221	10,402,164	-	(568,734)	(31,006,003)	23,764,381	12,027,492	35,791,873

Balance as of January 1, 2020		72,059,214	24,234,623	493,414	9,580,333	47,891	(1,054,211)	(23,623,950)	9,678,100	10,441,584	20,119,684
Issuance of shares and warrants	12.3	1,440,000	520,218		55,782				576,000		576,000
Issuance of shares and warrants to settle debts owed for services provided	12	575,000	250,000		41,878				291,878		291,878
Issuance of convertible debentures and warrants					11,272	9,408			20,680		20,680
Issue costs - shares and warrants	11		(31,000)						(31,000)		(31,000)
Exercise of warrants on surrender of non-convertible debentures	11	800,000	425,169		(79,322)				345,847		345,847
Share-based compensation	13				69,202				69,202		69,202
Transactions with owners		74,874,214	25,399,010	493,414	9,679,145	57,299	(1,054,211)	(23,623,950)	10,950,707	10,441,584	21,392,291
Net loss								(892,776)	(892,776)	87,081	(805,695)
Other comprehensive loss							1,264,221		1,264,221	365,868	1,630,089
Total comprehensive loss for the year		-	-	-	-	-	1,264,221	(892,776)	371,445	452,949	824,394
Balance as of March 31, 2020		74,874,214	25,399,010	493,414	9,679,145	57,299	210,010	(24,516,724)	11,322,152	10,894,533	22,216,685

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

 4

PEAK FINTECH GROUP INC.

Condensed Interim Consolidated Statements of Financial Position

As at March 31, 2021 and December 31, 2020
(In Canadian dollars)

(Unaudited)

	Note	2,021	2,020
		$	$
ASSETS
Current
Cash		4,122,403	5,873,876
Restricted cash		80,131	80,091
Loans receivable	5	15,581,704	15,425,242
Assets held for resale		300,134	183,733
Debtors	6	32,274,278	30,575,357
Deposit for investments		194,900	194,900
Prepaid expenses		1,406,225	989,718
		53,959,775	53,322,917

Loans receivable	5	3,951,871	3,999,446
Property and equipment	7	547,379	529,372
Intangible assets	8	3,396,331	3,163,877
Deferred Tax assets		291,931	291,931
		62,147,286	61,307,543

LIABILITIES
Current
Accounts payable, advances and accrued liabilities	9	23,975,754	26,559,427
Lease liabilities	10	177,415	117,709
Current tax liabilities		1,700,296	1,568,626
Debentures	11	-	23,311
Conversion option		-	3,489
		25,853,465	28,272,562
Bonds		271,825	258,933
CEBA Loan		40,000	40,000
Lease liabilities	10	190,123	121,798
		26,355,413	28,693,293

SHAREHOLDERS' DEFICIENCY
Capital stock		44,425,733	39,131,010
Shares to be issued	4	511,221	511,221
Contributed surplus		10,402,164	11,582,653
Accumulated other comprehensive income		(568,734)	(140,782)
Deficit		(31,006,003)	(30,240,372)
Shareholders' equity attributable to owners of the parent		23,764,381	20,843,730
Non-controlling interest		12,027,492	11,770,520
Total shareholders' equity		35,791,873	32,614,250
		62,147,286	61,307,543

Going concern uncertainty (note 2)

Subsequent events (note 20)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

On behalf of the Board,

/S/ Johnson Joseph	/S/ Charles-André Tessier
Director	Director

5

PEAK FINTECH GROUP INC.

Condensed Interim Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)

(Unaudited)

	Note	2021	2020
		$	$
OPERATING ACTIVITIES
Net loss		(389,702)	(805,695)
Non-cash items
Expected credit loss		19,893	361,525
Depreciation of property and equipment	7	22,337	21,370
Depreciation of right-of-use assets	7	69,157	106,753
Amortization of intangible assets	8	66,484	81,806
Amortization of initial cost debenture		6,651	348
Accretion of debentures and bonds	11, 18	6,924	139,229
Accretion of lease interest	10, 18	6,435	-
Issuance of shares for settlement of debt		15,000	291,878
Expiration of deferred financing cost		-	353,377
Share-based compensation	15	344,690	69,202
Loans receivable maturing in more than 12 months		47,575	1,954,760
Net changes in working capital items
Income tax payable		131,670	93,183
Debtors		(48,295)	-
Account receivable		2,621,809	(1,081,329)
Loans receivable maturing in less than 12 months		(292,755)	(178,859)
Prepaid expenses		(416,506)	(1,080,436)
Accounts payable, advances and accrued liabilities		(2,316,749)	(297,201)
Cash flows from operating activities		(105,382)	29,911

INVESTING ACTIVITIES
Debtors	6	(4,297,435)	210,830
Property and equipment - additions	7	(1,596)	(26,993)
Property and equipment - disposals	7	5,989	-

Intangible asset	8	(325,783)	(346,503)
Cash flows from investing activities		(4,618,825)	(162,666)

FINANCING ACTIVITIES
Proceeds from advances from third parties		(89,675)	1,889,054
Proceeds from advances made from a Director		-	21,920
Proceeds from advances made from affiliates		102,966	-
Repayment of advances made from a Director		(261,316)	-
Repayment of lease liabilities	10	(12,592)	(172,473)
Proceeds from the issuance of debentures	11	-	50,000
Proceeds from the issuance of shares and warrants	14	-	545,000
Proceeds from the exercise of warrants	14	3,708,161	-
Proceeds from the exercise of options	14	25,000	-
Cash flows from financing activities		3,472,544	2,333,501

IMPACT OF FOREIGN EXCHANGE		(499,771)	1,177,140
Net increase(decrease) in cash		(1,751,434)	3,377,886
Cash, beginning of period		5,953,967	1,717,509
Cash, end of period		4,202,533	5,095,395

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

6
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

1 - GOVERNING STATUTES, NATURE OF OPERATIONS AND GENERAL INFORMATION

Peak Fintech Group Inc. (hereinafter ''Peak'' or the "Company") was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on May 13, 2008, and continued under the Canada Business Corporations Act on April 4, 2011. Peak Fintech Group Inc.'s executive offices are located at 550 Sherbrooke Street West, Suite 265, Montréal, Québec, Canada. Its shares are traded on the Canadian Stock Exchange (CSE) under the symbol "PKK". Its shares are quoted in the U.S. on the OTC Market's Groups (OTCQX) under the symbol ''PKKFF''.

Peak is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency.

2 - GOING CONCERN UNCERTAINTY AND COVID-19

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

The level of revenue currently being generated is not presently sufficient to meet the Company's working capital requirements. The Company's ability to continue as a going concern is dependent upon its ability to raise additional financing. Even if the Company has been successful in the past in doing so, there is no assurance that it will manage to obtain additional financing in the future. Also, the Company incurred a net loss of $389,702 for the three-month period ended March 31, 2021 (year ended December 31, 2020 - $5,513,511), it has an accumulated deficit of $31,006,003 as at March 31, 2021 ($30,240,372 as at December 31, 2020) and it has not yet generated positive cash flows from operations on a regular basis. Until that happens, the company will continue to assess its working capital needs and undertake whatever initiatives it deems necessary to ensure that it continues to be in a position to meet its financial obligations. These material uncertainties cast significant doubt regarding the Company's ability to continue as a going concern.

The World Health Organization declared the COVID-19 outbreak as a global pandemic in March 2020. Since that time, businesses all over the world from a wide swath of industries have seen their operations negatively impacted by the health and safety measures, including limitations on the movement of goods and individuals, put into place by local governments to help control the spread of the outbreak. Although those measures have been relaxed in recent months, which has allowed many businesses, including the Company, to slowly resume their operations, there still remains a great deal of uncertainty as to the extent and duration of the future impact of COVID-19 on global commerce and the Company's business.

These condensed interim consolidated financial statements do not include any adjustments or disclosures that may be necessary should the Company not be able to continue as a going concern. If this were the case, these adjustments could be material.

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Statement of compliance with IFRS

These condensed interim consolidated financial statements for the three-month period ended March 31, 2021, have been prepared in accordance with the International Accounting Standard 34, Interim Financial Reporting (''IAS 34''). Since they are condensed financial statements, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (''IFRS'') as issued by the International Accounting Standards Board (''IASB''), have been voluntarily omitted or summarized.

7
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.1 Statement of compliance with IFRS (Continued)

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 5 of the Company's consolidated financial statements for the year ended December 31, 2020. There have not been any significant changes in judgments, estimates or assumptions since then. These condensed interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2020.

The same accounting policies and methods of computation were used in the preparation of these condensed interim consolidated financial statements as were followed in the preparation of the consolidated financial statements for the year ended December 31, 2020 except for new standards and interpretations effective January 1, 2021.

These condensed interim consolidated financial statements for the three-month periods ended March 31, 2021 (including comparative figures) were approved by the Board of Directors on May XX, 2021.

3.2 Basis of measurement

These consolidated financial statements are prepared on an accrual basis using the historical cost method.

3.3 Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of Peak and all of its subsidiaries. The Company attributes total comprehensive income or loss of the subsidiary between the owners of the parent company and the non-controlling interests based on their respective ownership interests.

The following entities have been consolidated within these condensed interim consolidated financial statements:

		% of ownership	Principal	Functional
Entities	Registered	and voting right	activity	Currency
Peak Fintech Group Inc.	Canada		Holding and parent company	Canadian dollar

Asia Synergy Limited	Hong Kong	100%	Holding	U.S. $

Asia Synergy Holdings	China	100%	Holding	Renminbi

Asia Synergy Technologies Ltd.	China	100%	Technology based product procurement facilitator	Renminbi

Asia Synergy Supply Chain Technologies Ltd (1)	China	100%	Technology based product procurement facilitator	Renminbi

Asia Synergy Data Solutions Ltd.	China	100%	Fintech	Renminbi

Asia Synergy Credit Solutions Ltd	China	100%	Credit outsourcing services	Renminbi

Asia Synergy Supply Chain Ltd	China	51%	Supply Chain services	Renminbi

Wuxi Aorong Ltd.	China	100%	Holding	Renminbi

Asia Synergy Financial Capital Ltd	China	51%	Financial institution	Renminbi

8
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.3 Basis of Consolidation (continued)

(1): Creation of a new subsidiary

In November 2020, the Company created a new subsidiary called Asia Synergy Supply Chain Technology ("ASST") whereby the wholly owned subsidiary of the Company, Asia Synergy Technologies ("AST"), for the purpose of being involved in the distribution of food products and beverages. As a result, AST owns 100% interest in ASST.

The subsidiaries have an annual reporting date of December 31 and are incorporated in Canada, Hong Kong and China. All intercompany transactions and accounts were eliminated upon consolidation, including unrealized gains or losses on intercompany transactions. Where unrealized losses on intercompany asset sales are reversed upon consolidation, the underlying asset is also tested for impairment from the Company's perspective. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Company.

Profit or loss of subsidiaries acquired or disposed of during the year are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

3.4 Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company.

3.5 New Standards adopted as at January 1, 2021

Some accounting pronouncements which have become effective from January 1, 2021, and have therefore been adopted do not have a significant impact on the Company financial results or position.

4 - BUSINESS COMBINATION

On January 1, 2019, the Company, through its subsidiary called Asia Synergy Credit Solutions ("ASCS"), transferred certain assets and personnel from Wuxi Wenyi Financial Services Co. Wenyi offers turn-key credit outsourcing services to banks and other lending institutions in China. The asset transfer was made to enhance the Company position in the commercial lending market in China. The assets acquired were intangible assets consisting of loan-servicing agreements. The assets acquired were determined to constitute a business combination and, accordingly, the acquisition was be accounted for using the acquisition method of accounting.

The purchase price payable for this acquisition was to be settled with the issuance of up a maximum of 2,000,000 shares of the Company. The final value of consideration payable was contingent on achievement by ASCS of certain financial performance metrics during its first 18 months of operations. In the event that 2,000,000 shares were to be issued after the 18-month period and the listed common share price of the Company was less than $1.00 at that time, the Company was to issue additional shares to bring the aggregate consideration value to $2,000,000.

9
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

4 - BUSINESS COMBINATION (CONTINUED)

As at June 30, 2020, the 18 month performance period concluded and based on actual results of ASCS the final contingent consideration payable was settled at $530,675. As per the asset transfer agreement, the total number of shares issuable to settle the consideration totalled 1,340,000 at an average issue price of $0.40 per share.

On November 11, 2020, the Company issued 317,663 common shares of the Company, at $0,40 per share, in part settlement ($127,065) of the consideration payable under the asset transfer agreement. As at March 31, 2021, there remains $403,610 of consideration payable (December 31, 2020 - $403,610) under the asset transfer agreement which will be settled by the issuance of 1,022,337 common shares of the company issued at $0,40 per share.

5 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

One of the Company's subsidiaries in China, named Asia Synergy Financial Capital ("ASFC"), provides various financial services to small and medium size enterprises and entrepreneurs.

The Company provides loans that are either guaranteed by a third party and/or collateral assets. The loans secured with collateral are either secured by second-hand vehicles or by the residential property of the borrower. Loans that are not guaranteed by collateral assets are insured by a third party.

Loans guaranteed by second-hand vehicles.

The second-hand vehicles are valued by the company credit department before approving a loan. The loan value at inception represents typically between 50% to 80% of the collateral value with an average of 78% as at March 31, 2021 (78% as at December 31, 2020). The Second-hand vehicles collateral value is evaluated at the beginning of the loan and periodically during the life of the loan, based on an industry recognized used car guide which has been validated by company personnel, their knowledge, experience and the inspection process before approval of the loan.

Loans guaranteed by second rank mortgage on residential property

Before approving a loan, the Company's credit department will assess the value of any other mortgages taken out on the residential property and put as collateral by the prospective borrower. The loan value at inception typically represents between 25% and 32% of the collateral value exceeding the first rank mortgage taken by the borrower. The value of the residential property is evaluated at the beginning of the loan and periodically during the life of the loan based on a residential broker site, which is validated by the Company personnel, their knowledge, experience and inspection process before approval of the loan.

All the loans secured by collateral assets are registered on the appropriate government regulated system.

Credit Loans guaranteed by a third party

The Company makes loans to small and medium enterprises in the technology sector. Before approving a loan, the Company performs an initial credit evaluation of the borrower. The credit evaluation includes: the borrower company's credit profile, operating performance, financial statements, tax payments/receipt records, shareholders' structure and their individual credit rating. Based on the result of this initial evaluation, the Company will then proceed to sign a loan agreement with the SMEs borrowers. To mitigate the default risk in the case of any overdue situation incurred re these credit loans, a letter of guarantee must also be signed before the loan is finally granted to SMEs borrowers. Accordingly, a 3rd party must accept to provide a full guarantee to cover any overdue principal and interest on behalf of the borrowers. The company will also perform on-going monitoring of SMEs borrowers in the tech industry through visits, phone calls and follow- up on business models development.

10
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

5 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

For the majority of loans granted, principal and interest are payable by the borrower on a monthly basis.

Loans receivables are described as follows :

	2021-03-31	2020-12-31
	$	$
Principal balance loans receivables	20,115,341	20,009,105
Less expected credit loss (ECL)	(581,766)	(584,417)
Loan receivables net	19,533,575	19,424,688

Loans receivables maturing in less than 12 months	15,581,704	15,425,242
Loans receivables maturing in more than 12 months	3,951,871	3,999,446
Total loans	19,533,575	19,424,688

Impaired loans and allowances for credit loss

The Company performed a three-stage forward looking impairment approach to its loan portfolio to measure the expected credit loss as described in detail in note 4.11 of the annual consolidated financial statements for the year ended December 31, 2020.

Credit quality of loans

The following table presents the gross carrying amount of loans receivables at March 31, 2021 and December 31, 2020 , according to credit quality and ECL impairment stages.

ECL is calculated on loan value at the period end that are not insured by a third party with an assumption of a credit loss allocation provision applied as follows:

			allocation
		Credit loss	applied -
		allocation	Residential
	Provision %	applied - Auto	Property
Stage 1 : 1%	1.0%	1.0%	1.0%
Stage 2: 30%	30.0%	1.0%	1.0%
Stage 3 :100%	100.0%	13.0%	1.0%

		Gross Carrying	Allowance for	Net Carrying
March 31, 2021%		amount	credit loss	Amount
		$	$	$
Stage 1 Not overdue <= 30 Days	81.4%	16,374,526	(248,204)	16,126,322
Stage 2 Overdue 30-90 days	0.2%	35,010	-	35,010
Stage 3 Overdue> 90 days	18.4%	3,705,805	(333,562)	3,372,243
Total	100.0%	20,115,341	(581,766)	19,533,575

11
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

5 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

		Gross Carrying	Allowance for	Net Carrying
December 31, 2020%		amount	credit loss	Amount
		$	$	$
Stage 1 Not overdue <= 30 Days	78.2%	15,652,125	(224,798)	15,427,327
Stage 2 Overdue 30-90 days	5.6%	1,110,537	(3,332)	1,107,205
Stage 3 Overdue> 90 days	16.2%	3,246,443	(356,287)	2,890,156
Total	100.0%	20,009,105	(584,417)	19,424,688

The loss allowance for loans to customers as at Mach 31, 2021, broken down by product type, reconciles to the opening loss allowance for that provision as follows:

	Product Type - Autos
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2020	148	1,880	351,293	353,321
Individual financial assets transferred to (from) stage 2 (lifetime expected credit losses)	(26)	787	-	761
Individual financial assets transferred to (from) stage 3	-	-	-	-
Credit-impaired financial assets	-	(1,918)	31,777	29,859
New financial assets originated	5	-	-	5
Write-offs	-	-	-	-
Recoveries	(62)	(721)	(55,532)	(56,315)
Change in Credit loss allocation + ECL % assumption	-	-	-	-
Foreign exchange	(5)	(28)	(5,508)	(5,541)

Loss allowance as at March 31, 2021	60	-	322,030	322,090

	Product Type - Residential property
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$

Loss allowance as at December 31, 2020	295	1,452	4,994	6,741
Individual financial assets transferred to (from) stage 2 (lifetime expected credit losses)	(31)	958	-	927
Individual financial assets transferred to (from) stage 3	-	-	-	-
Credit-impaired financial assets	-	(2,323)	8,862	6,539
New financial assets originated	114	-	-	114
Write-offs	-	-	-	-
Recoveries	(24)	(42)	(2,247)	(2,313)
Change in Credit loss allocation + ECL % assumption	-	-	-	-
Foreign exchange	(15)	(45)	(77)	(137)

Loss allowance as at March 31, 2021	339	-	11,532	11,871

	Product Type - Credit
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2020	224,355	-	-	224,355
Individual financial assets transferred to (from) stage 2 (lifetime expected credit losses)	-	-	-	-
Individual financial assets transferred to (from) stage 3	-	-	-	-
Credit-impaired financial assets	-	-	-	-
New financial assets originated	26,866	-	-	26,866
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Change in Credit loss allocation + ECL % assumption	-	-	-	-
Foreign exchange	(3,416)	-	-	(3,416)

Loss allowance as at March 31, 2021	247,805	-	247,805

12
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

5 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

The loss allowance for loans to customers as at December 31, 2020, broken down by product type, reconciles to the opening loss allowance for that provision as follows:

	Product type - Autos
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2019	11,615	25,382	328,005	365,002
Individual financial assets transferred to (from) stage 2 (lifetime expected credit losses)*	(17)	509	-	492
Individual financial assets transferred to (from) stage 3	-	-	-	-
Credit-impaired financial assets	-	(3,806)	137,974	134,168
New financial assets originated	(1,477)	-	-	(1,477)
Write-offs	-	-	-	-
Recoveries	(152)	-	78,307	78,155
Change in Credit loss allocation + ECL % assumption	(9,821)	(20,205)	(192,993)	(223,019)

Loss allowance as at December 31, 2020	148	1,880	351,293	353,321

	Product Type - Residential property
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2019	-	-	-	-
Individual financial assets transferred to (from) stage 2 (lifetime expected credit losses)*	(98)	2,933	-	2,835
Individual financial assets transferred to (from) stage 3	-	-	-	-
Credit-impaired financial assets	-	(1,489)	4,962	3,473
New financial assets originated	331	-	-	331
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Change in Credit loss allocation + ECL % assumption	62	8	32	102

Loss allowance as at December 31, 2020	295	1,452	4,994	6,741

	Product Type - Credit
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2019	-	-	34,945	34,945
Individual financial assets transferred to (from) stage 2 (lifetime expected credit losses)*	-	-	-	-
Individual financial assets transferred to (from) stage 3	-	-	-	-
Credit-impaired financial assets	-	-	-	-
New financial assets originated	209,791	-	-	209,791
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Change in Credit loss allocation + ECL % assumption	14,564	-	(34,945)	(20,381)

Loss allowance as at December 31, 2020	224,355	-	-	224,355

13
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

6 - DEBTORS

	2021-03-31	2020-12-31
	$	$
Sales tax receivable	69,306	21,011
Advances to a company (1)	4,345,627	17,139
Accounts receivable	26,213,087	28,834,941
Safety deposits with guarantor (2)	661,758	692,766
Service deposits (3)	974,500	974,500
Subscriptions receivable	10,000	35,000
	32,274,278	30,575,357

(1) As per an agreement with a prospective customer of the Gold River platform, the Company agrees to advance an amount to secure the transaction on the platform during the first quarter of 2021. Transactions were successfully performed and the advance was reimbursed to the Company in the second quarter of 2021.

(2) As per an agreement with certain loan insurance provider, ASCS, a subsidiary of the Company must maintain a deposit with a loan insurance provider representing 10% of the value of loans serviced by ASCS on behalf of the certain Commercial Bank guaranteed by loan insurer providers. ASCS third party financial partners and the Company's ASFC subsidiary have a three-way agreement in place with ASCS under which third party financial partner and ASFC are jointly responsible for providing and maintaining the 10% safety deposit with a loan insurance provider on behalf of ASCS in exchange for a service fee representing a percentage of the amount of the safety deposit provided. The agreement indicates that in case of default by the borrowers, ASCS will retrieve all the rights to realize the collateral.

(3) As per an agreement signed with a third party, ASDS, a subsidiary of the company, provides a deposit to which will be used to help to get capital support from financial institutions such as banks and lenders in mainland China. The deposit will be returning to ASDS in the case of the cessation of the agreement. In exchange, ASDS is entitled to charge 2% referral fee upon each transaction of truck financial leasing recorded by the hauling company platform of Xi'an Xinruifeng. ASDS retains all the right of recovering the 0.974 million CAD Deposit per agreement signed.

Debtors amounts are presented on the consolidated statements of financial position net of the allowance for doubtful accounts. In measuring the expected credit losses, the accounts receivables have been assessed on a collective basis as they possess shared credit risk characteristics. They have been grouped based on the days past due. The expected loss rates are based on the payment profile for sales based on historical credit losses. Accounts receivables are written off by taking in consideration third party guarantee on payment of debtors and if there is no reasonable expectation of recovery.

When measuring the expected credit losses of other debtors, Advances to a company, Safety deposits with guarantor, Service deposits, Subscriptions receivable and advances to an affiliated company, are assessed individually due to the low number of accounts. The expected loss rates are based on the payment profile of debtor, assessed by the company's lending hub system.

Debtors are written off (i.e. de-recognized) when there is no reasonable expectation of recovery. Failure to make payments within 180 days from the invoice date and failure to engage with the Issuer on alternative payment arrangements, amongst other things, are considered indicators of no reasonable expectation of recovery. As at March 31, 2021 an amount of $218,262 ($273,932 at December 31, 2020) was registered for expected credit loss for debtors.

14
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

7 - PROPERTY AND EQUIPMENT

	Right-of-use	Office
	assets	equipment	Vehicles	Total
		$	$	$
Gross carrying amount
Balance as at January 1,2021	1,136,485	122,336	205,358	1,464,179
Acquisitions	147,059	1,597	-	148,656
Disposals	-	-	(13,433)	(13,433)
Balance as at March 31, 2021	1,283,544	123,933	191,925	1,599,402

Accumulated amortization
Balance as at January 1, 2021	800,066	70,352	64,389	934,807
Amortization	69,157	10,107	12,230	91,494
Disposals	-	-	(7,444)	(7,444)
Exchange differences	30,584	800	1,782	33,166
Balance as at March 31, 2021	899,807	81,259	70,957	1,052,023
Net carrying amount as at March 31, 2021	383,737	42,674	120,968	547,379

Gross carrying amount
Balance as at January 1, 2020	897,453	106,196	205,358	1,209,007
Acquisition	239,032	16,140	-	255,172
Balance as at December 31, 2020	1,136,485	122,336	205,358	1,464,179

Accumulated amortization
Balance as at January 1, 2020	415,644	36,546	22,374	474,564
Amortization	406,762	36,820	50,112	493,694
Exchange differences	(22,340)	(3,014)	(8,097)	(33,451)
Balance as at December 31, 2020	800,066	70,352	64,389	934,807
Net carrying amount as at December 31, 2020	336,419	51,985	140,969	529,372

15
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

8 - INTANGIBLE ASSETS

	Loan servicing
	servicing		Cubeler
	agreement	Gold River	Interface	Total
	$	$	$	$
Gross carrying amount
Balance as at January 1, 2021	1,430,000	2,461,348	2,413,059	6,304,407
Acquisition	-	-	325,783	325,783
Balance as at March 31, 2021	1,430,000	2,461,348	2,738,842	6,630,190

Accumulated amortization
Balance as at January 1, 2021	286,000	2,461,348	393,182	3,140,530
Amortization	35,750	-	30,734	66,484
Exchange differences	-	-	26,845	26,845
Balance as at March 31, 2021	321,750	2,461,348	450,761	3,233,859
Net carrying amount as at March 31, 2021	1,108,250	-	2,288,081	3,396,331

Gross carrying amount
Balance as at January 1, 2020	1,430,000	2,461,348	1,354,774	5,246,122
Acquisition	-	-	1,058,285	1,058,285
Balance as at December 31, 2020	1,430,000	2,461,348	2,413,059	6,304,407

Accumulated amortization
Balance as at January 1, 2020	143,000	2,461,348	242,364	2,846,712
Amortization	143,000	-	236,850	379,850
Exchange differences	-	-	(86,032)	(86,032)
Balance as at December 31, 2020	286,000	2,461,348	393,182	3,140,530
Net carrying amount as at December 31, 2020	1,144,000	-	2,019,877	3,163,877

9 - ACCOUNTS PAYABLE, ADVANCES AND ACCRUED LIABILITIES

	2021-03-31	2020-12-31
	$	$
Trade accounts payable and accruals	20,381,517	22,717,164
Advance from third party, annual interest 10%	990,204	1,391,001
Advance from a director, no interest (note 19)	9,595	270,911
Advance from third party, no interest	2,451,339	2,140,217
Advance from an affiliated company (notes 6 and 19)	143,099	40,134
	23,975,754	26,559,427

10 - LEASE LIABILITIES

	2021-03-31	2020-12-31
	$	$
Balance - beginning of year	239,507	452,528
Additions	147,059	239,032
Accretion interest	6,323	30,426
Lease payments	(12,592)	(517,170)
Effect of exchange rate change on obligation	(12,759)	34,691
Balance - end of period	367,538	239,507
Current Portion	177,415	117,709
	190,123	121,798

16
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

10 - LEASE LIABILITIES (CONTINUED)

Following is a summary of the Company's obligations regarding lease payments:

	Payment due by period
	1 year	2-5 years	Beyond 5 years	Total
	$	$	$	$
As at December 31, 2020
Lease payments	187,204	200,613	-	387,817

As at December 31, 2020
Lease payments	116,864	120,922	-	237,786

11 - DEBENTURES

The movement in debentures during the years ended December 31, 2020 and December 31, 2019, was as follows:

	2021-03-31	2020-12-31
	$	$
Debenture issued of December 19, 2018	-	-
Debenture issued of April 24, 2019	-	23,311
Debenture issued of January 15, 2020	-	-
Balance - end of period / year	-	23,311
Current portion	-	23,311
	-	-

11 a)     Debenture issuance of December 19, 2018

During the three-month period ended March 31, 2021, Nil (three-month period ended March 31, 2020 - 800,000) warrants were exercised at a price of $0.50 per share following surrendering of debentures for a total face value of $ Nil (three-month period ended March 31, 2020 - $400,000) (note 14.3 (b)).

11 b)    Debenture issuance of April 24, 2019

The movement during the three-month period ended March 31, 2021 and the year ended December 31, 2020, relating this debenture can be summarised as follows:

	2021-03-31	2020-12-31
	$	$
Balance at the beginning	23,311	137,638
Accretion of debentures	683	23,452
Conversion of debentures	(23,994)	(137,779)
Balance at the end	-	23,311

During the three-month period ended March 31, 2021, $25,000 (three-month period ended March 31, 2020, $Nil) face value of debentures were converted to 50,000 (three-month period ended March 2020 - Nil) common shares of the Company at a price of $0.50 per share (notes 14.2 (a)).

12 - SHAREHOLDERS' EQUITY

12.1 Authorized share capital

The share capital of the Company consists of an unlimited number of common shares without par value.

Share Consolidation

Effective July 28, 2020, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for 10 pre-consolidation shares. Unless otherwise stated, all share amounts have been restated retrospectively to reflect this share consolidation.

17
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

12 - SHAREHOLDERS' EQUITY (CONTINUED)

12.2 Description of the shareholders' equity operations during the three-month period ended March 31, 2021

a) During the three-month period ended March 31, 2021, $25,000 of secured debentures with a conversion price of $0.50 per share were converted into common shares of the Company. At the date of conversion these debentures had an amortized cost totalling $23,994. The Company therefore issued 50,000 common shares to the debenture holders and recorded $23,994 in share capital. In addition, amounts of $3,489 related to these debenture conversions, were transferred to capital stock from conversion options in the consolidated statement of financial position.

b) During the three-month period ended March 31, 2021, the Company issued 27,466 common shares at an average price of $1.23 per share to settle $33,900 of debts related to services received by the Company, of which $15,000 was recorded in public relations fees in the consolidated statements of comprehensive loss, $18,900 was recorded against accounts payable and accruals in the consolidated statement of financial position.

c) During the three-month period ended March 31, 2021, the Company issued 9,984,631 common shares at an average exercise price of $0.37 per share for total proceeds of $3,708,161 upon the exercise of share purchase warrants, and $1,525,179 related to exercised warrants were transferred from contributed surplus to share capital (note 14.4).

12.3 Description of the shareholders' equity operations during the three-month period ended March 31, 2020

a) On February 3, 2020, the Company closed a private placement consisting of the sale of 1,440,000 units (a ''Unit'') at a price of $0.40 per Unit for proceeds of $576,000. Each unit consists of one (1) common share and half (1/2) common share purchase warrant. Each warrant entitles the holder to purchase one (1) share of the Company at the price of $1.00 each for a period of twenty-four (24) months from the date of issuance.

The fair value of the 720,000 warrants was $69,484. The value attributed to contributed surplus was $55,782. The fair value was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.45
Expected life	2 years
Risk-free interest rate	1.42%
Expected volatility (1)	128%
Dividend	0%
Exercise price at the date of grant	$1.00

b) During the three month-period ended March 31, 2020, $400,000 of secured debentures were surrendered to exercise share purchase warrants at a price of $0.50 per share pursuant to the private placement closed in December 2017. At the date of conversion these debentures had a amortised cost totalling $345,847. The Company therefore issued 800,000 common shares at a price of $0.43 per share to the debenture holders and recorded $345,847 in share capital. In addition, a corresponding residual value of $79,322 attributed to these warrants was transferred to capital stock from contributed surplus.

18
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

12 - SHAREHOLDERS' EQUITY (CONTINUED)

12.3 Description of the shareholders' equity operations during the three-month period ended March 31, 2020 (Continued)

c) During the three-month period ended March 31, 2020, the Company issued 575,000 common shares at an average price of $0.43 per share to settle $250,000 of debts related to services received by the Company, all of which was recorded in consulting fees in the consolidated statements of comprehensive loss.

d) During the three-month period ended March 31, 2020, the Company granted 150,000 compensation warrants to service providers in return for the provision of services to the Company at a weighted average exercise price of $0.50 per common share with issuance periods ranging from twelve to thirty six months.

The fair value of the 150,000 warrants totalled $41,878, all of which was recorded as consulting fees in the consolidated statements of comprehensive loss, with the credit recorded in contributed surplus. The fair value of the warrants was calculated using the Black & Scholes option pricing models and the following weighted average assumptions:

Share prices at the date of grant	$0.455
Expected life	2 years
Risk-free interest rate	1.42%
Expected volatility (1)	128.0%
Dividend	0%
Exercise price at the date of grant	$0.500

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options for each evaluation of fair value using the Black & Scholes option pricing model.

12.4 Warrants

The outstanding options as at March 31, 2021 and December 30, 2020 and the respective changes during the three-month periods then ended, are summarized as follows:

		2021-03-31		2020-12-31
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
		$		$
Outstanding, beginning of period	29,325,500	0.483	19,069,500	0.610
Granted	-	-	26,930,000	0.328
Expired	-	-	(1,430,000)	0.500
Extended	-	-	1,140,000	0.500
Exercised	(9,864,631)	0.380	(16,384,000)	0.390
Outstanding and exercisable, end of period	19,460,869	0.534	29,325,500	0.483

19
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

12 - SHAREHOLDERS' EQUITY (CONTINUED)

12.4 Warrants (Continued)

As of March 31, 2021 and December 31, 2020, the number of outstanding warrants which could be exercised for an equivalent number of common shares is as follows:

		2021-03-31		2020-12-31
	Number	Exercise price	Number	Exercise price
		$		$
Expiration date
February 2021	-	0.500	1,000,000	0.50
April 2021	7,500	0.500	7,500	0.50
April 2021	370,000	0.500	370,000	0.50
July 2021	100,000	0.800	100,000	0.80
September 2021	610,000	0.400	610,000	0.40
October 2021	50,000	0.400	100,000	0.40
October 2021	250,000	0.750	250,000	0.75
December 2021	6,270,000	0.800	6,600,000	0.80
January 2022	-	0.800	300,000	0.80
February 2022	720,000	1.000	720,000	1.00
June 2022	-	0.500	386,667	0.50
June 2022	580,000	0.570	580,000	0.57
June 2022	333,333	0.610	333,333	0.61
June 2022	-	1.200	1,400,000	1.20
July 2022	1,740,000	0.250	2,390,000	0.25
August 2022	5,087,380	0.250	10,334,000	0.25
October 2022	2,300,000	0.400	2,300,000	0.40
October 2022	500,000	0.750	500,000	0.75
November 2022	500,000	0.750	1,000,000	0.75
May 2023	34,656	0.500	36,000	0.50
May 2023	8,000	1.000	8,000	1.00
	19,460,869		29,325,500

13 - SHARE-BASED PAYMENTS

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may, from time to time, at its discretion and in accordance with the Exchange regulations, grant to directors, officers, employees and others providing similar services to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares exercisable for a period of up to 5 years from the date of grant. The options reserved for issuance to any individual director, officer or employee will not exceed 5% of the issued and outstanding common shares and the number of common shares reserved for issuance to others providing services will not exceed 2% of the issued and outstanding common shares. Options may be exercised as of the grant date for a period determined by the Board, but shall not be greater than 5 years from the date of the grant and 90 days following cessation of the optionee's position with the Company. Provided that the cessation of office, directorships or employment or other similar service arrangement was by reason of death (in the case of an individual), the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option.

20
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

13 - SHARE-BASED PAYMENTS (CONTINUED)

The outstanding options as at March 31, 2021 and December 31, 2020 and the respective changes during the three-month periods then ended, are summarized as follows:

		2021-03-31		2020-12-31
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Outstanding, beginning of period	8,703,500	0.668	5,102,500	0.680
Granted	160,000	2.780	4,561,000	0.623
Expired	-	-	(380,000)	0.500
Forfeited	-	-	(57,500)	0.500
Exercised	-	-	(522,500)	0.500
Outstanding end of period	8,863,500	0.707	8,703,500	0.668

Exercisable end of period	4,217,750	0.740	3,782,000	0.740

The table below summarizes the information related to outstanding share options as at March 31, 2021.

	Range of	Number of	Weighted average remaining
Maturity date	exercise price	options	contractual life (years)
	$
May 25, 2021	0.500	15,000	2 months
July 8, 2021	0.850	1,050,000	4 months
June 1, 2022	1.050	780,000	1 years and 3 months
November 27, 2022	0.550	37,500	1 year and 8 months
December 15, 2022	0.800	342,500	1 year and 9 months
April 16, 2023	0.500	10,000	2 years and 1 months
June 5, 2020	0.500	727,500	2 years and 3 months
November 28, 2023	0.500	75,000	2 years and 8 months
May 27, 2024	0.500	995,000	3 years and 2 months
September 5, 2024	0.500	20,000	3 years and 6 months
November 1, 2024	0.550	100,000	3 years and 8 months
November 12, 2024	0.500	10,000	3 years and 8 months
June 11, 2025	0.500	1,491,000	4 years and 3 months
August 7, 2025	0.225	500,000	4 years and 5 months
October 28, 2025	0.750	2,450,000	4 years and 7 months
November 6, 2025	1.350	100,000	4 years and 8 months
January 28, 2026	2.850	50,000	4 years and 9 months
March 22, 2026	2.750	110,000	4 years and 11 months
		8,863,500

21
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

13 - SHARE-BASED PAYMENTS (CONTINUED)

The table below summarizes the information related to outstanding share options as at December 31, 2020.

	Range of	Number of	Weighted average remaining
Maturity date	exercise price	options	contractual life (years)
	$
May 25, 2021	0.500	15,000	5 months
July 8, 2021	0.850	1,050,000	7 months
June 1, 2022	1.050	780,000	1 years and 6 months
November 27, 2022	0.550	37,500	1 year and 11 months
December 15, 2022	0.800	342,500	2 years
April 16, 2023	0.500	10,000	2 years and 4 months
June 5, 2020	0.500	727,500	2 years and 6 months
November 28, 2023	0.500	75,000	2 years and 11 months
May 27, 2024	0.500	995,000	3 years and 5 months
September 5, 2024	0.500	20,000	3 years and 9 months
November 1, 2024	0.550	100,000	3 years and 11 months
November 12, 2024	0.500	10,000	3 years and 11 months
June 11, 2025	0.500	1,491,000	4 years and 6 months
August 7, 2025	0.225	500,000	4 years and 8 months
October 28, 2025	0.750	2,450,000	4 years and 10 months
Thursday, November 6, 2025	1.350	100,000	4 years and 11 months
		8,703,500

During the three-month period ended March 31, 2021 the Company recorded an expense of $344,690 related to stock-based compensation (three month period ended March 31, 2020 - $69,202). The offset was credited to contributed surplus.

13.1 Share-based payments granted to directors and employees during the three-month period ended March 31, 2021

a) During the three-month period ended March 31, 2021 the Company granted options to acquire 50,000 common shares of the Company at an average exercise price of $2.85 to a director.

The options vest over a two-year period and are exercisable over a period of five years .

The fair value of the options granted, amounting to $103,780, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$2.66
Expected life	5 years
Risk-free interest rate	0.46%
Volatility (1)	111%
Dividend	0%
Exercise price at the date of grant	$2.85

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

22
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

13 - SHARE-BASED PAYMENTS (CONTINUED)

13.2 Options granted to consultants during the three-month period ended March 31, 2021

a)

During the three-month period ended March 31, 2021 the Company granted options to acquire 110,000 common shares of the Company at an average exercise price of $2.75 to one of its service providers as part of an investors relations agreement.

The options vest over a period of nine months and are exercisable over a period of five years .

The fair value of the options granted, amounting to $235,434, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$2.74
Expected life	5 years
Risk-free interest rate	0.92%
Volatility (1)	109%
Dividend	0%
Exercise price at the date of grant	$2.75

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

13.3 Share-based payments granted to directors and employees during the three-month period ended March 31, 2020

There were no options granted to directors and employees during the three-month period ended March 31, 2020

13.4 Options granted to consultants during the three-month period ended March 31, 2020

There were no options granted to consultants during the three-month period ended March 31, 2020

14 - CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company's capital management objectives are as follows:

- To ensure the Company's ability to continue its development;

- To provide an adequate return to shareholders.

The Company monitors capital on the basis of the carrying amount of equity which represents $35,791,873 ($32,614,250 as at December 31, 2020).

The Company manages its capital structure and makes adjustments to it to ensure it has sufficient liquidity and raises capital through stock markets to continue its development.

The Company is not subject to any externally imposed capital requirements.

23
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

 15 - FINANCIAL INSTRUMENTS

15.1 Classification of financial instruments

As at March 31,2021 and December 31, 2020, the carrying amount of financial assets and financial liabilities were as follows:

			2021-03-31
	Assets and	Assets and
	liabilities	liabilities
	carried at	carried at	Total
	fair value	amortized cost	carrying value
	$	$	$
Financial assets
Financial assets measured at amortized cost
Cash		4,122,403	4,122,403
Restricted Cash		80,131	80,131
Debtors		32,204,972	32,204,972
Loans receivable		19,533,575	19,533,575
Deposits for investments		194,900	194,900
	-	56,135,981	56,135,981

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities		23,975,754	23,975,754
Bonds		271,825	271,825
CEBA Loan		40,000	40,000
	-	24,287,579	24,287,579

			2020-12-31
	Assets and	Assets and
	liabilities	liabilities
	carried at	carried at	Total
	fair value	amortized cost	carrying value
	$	$	$
Financial assets
Financial assets measured at amortized cost
Cash		5,873,876	5,873,876
Restricted Cash		80,091	80,091
Debtors		29,248,478	29,248,478
Loans receivable		19,424,689	19,424,689
Deposits for investments		194,900	194,900
	-	54,822,034	54,822,034

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities		25,128,066	25,128,066
Debentures		23,311	23,311
Bonds		258,933	258,933
CEBA Loan		40,000	40,000
Financial liabilities carried at fair value
Conversion option	(3,489)		(3,489)
	(3,489)	25,450,310	25,446,821

24
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

15 - FINANCIAL INSTRUMENTS (CONTINUED)

15.2 Financial risk management objectives and policies

The Company is exposed to various risks in relation to financial instruments. The main risks the Company is exposed to are credit risk (see note 5), market risk and liquidity risk.

The Company does not actively engage in the trading of financial instruments for speculative purposes.

No changes were made in the objectives, policies and processes related to financial instrument risk management during the reporting periods.

The most significant financial risks to which the Company is exposed are described below.

15.3 Financial risks

15.3.1 Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient amount. The Company's objective is to maintain a cash position sufficient to cover the next twelve-month obligations (notes 2 ).

The Company's non-derivative financial liabilities have contractual maturities (including interest payments where applicable) as summarized below:

			2021-03-31
		Current	Long-term
	Within		More
	6 months	6 to 12 months	than 12 months
	$	$	$
Accounts payable and accrued liabilities	23,975,754	-	-
Bonds	-	-	400,000
CEBA loan	40,000	-	-
	24,015,754	-	400,000

			2020-12-31
		Current	Long-term
	Within		More
	6 months	6 to 12 months	than 12 months
	$	$	$
Accounts payable and accrued liabilities	26,749,055	-	-
Debentures	25,000	-	-
Bonds	-	-	400,000
CEBA loan	40,000	-	-
	26,814,055	-	400,000

25
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

15 - FINANCIAL INSTRUMENTS (CONTINUED)

The breakdown in Finance costs during the three-month period ended March 31, 2021 and 2020 is as follows:

15.4 Finance costs

	2021-03-31	2020-03-31
	(3 months)	(3 months)
Interest on debentures	333	67,342
Interest on lease liabilities (note 10)	6,436	9,188
Interest on security deposit and advances	28,233	47,353
Interest on bonds	10,000	-
Interest income	(9,157)	(4,970)
Accretion on debentures and bonds	6,924	139,229
Total interest expense	42,769	258,142
Miscellaneous	2,064	1,808
	44,833	59,950

15.5 Fair value

The following methods and assumptions were used to determine the estimated fair value for each class of financial instruments:

- The fair value of cash, loans receivables and debtors (except sales tax receivables) , accounts payable and accrued liabilities approximate their carrying amount, given the short-term maturity;

- The fair value of the debentures is estimated using a discounted cash flow approach and approximate their carrying amount.

- The fair value of contingent compensation payable related to the acquisition of certain assets and personnel from Wuxi Wenyi Financial Services Co. (note 4) is estimated by probability-weighted cash outflows and reflect management's estimate of a 80% probability that the contract's target level will be achieved and the expected Company's share price.

The Company categorized its financial instruments based on the following three levels of inputs used for fair value measurements:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the assets and liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Debentures are level 2 under the fair value hierarchy.

Contingent compensation payable and the option conversion are level 3 under the fair value hierarchy.

26
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

16 - RELATED PARTY TRANSACTIONS

The Company's related party transactions do not include, unless otherwise stated, special terms and conditions. No guarantees were given or received. Outstanding balances are usually settled in cash.

Transactions with key management personnel, officers and directors

The Company's key management personnel are, the CEO, the CFO , the China CEO and the members of the Board. Their remuneration includes the following expenses:

	2021-03-31	2020-03-31
	(3 months)	(3 months)
	$	$
Salaries, bonus and fringe benefits	141,420	121,186
Share-based payments	312,158	48,622
Royalty- Cubeler	30,776	30,873
Interest revenue on advance	-	(859)
Management fees paid to a company held by a director	-	5,775
Interest on debentures	-	200
Total	484,354	205,797

These transactions occurred in the normal course of operations and have been measured at fair value.

As at March 31, 2021, and December 31, 2020 the condensed interim consolidated statement of financial position includes the following amounts with related parties:

	2021-03-31	2020-12-31
	$	$
Advance from a director to a subsidiary, no interest	9,595	270,911
Subscriptions to be received	-	25,000
Payable to an affiliated company	(70,910)	(40,134)
	(61,315)	255,777

The Company's related party transactions do not include, unless otherwise stated, special terms and conditions. No guarantees were given or received. Outstanding balances are usually settled in cash.

17 - SEGMENT REPORTING

The Company has determined that there were two operating segments, which are defined below. For presentation purposes, other activities are grouped in the 'Other' heading. Each operating segment is distinguished by the type of products and services it offers and is managed separately as each requires different business processes, marketing approaches and resources. All inter-segment transfers are carried out at arm's length prices based on prices charged to unrelated customers in stand-alone sales of identical goods and services.

The operating segments are detailed as follows:

Fintech Platform

The Fintech Platform segment comprises the procurement and distribution of products within supply chain or facilitating transactions in the commercial lending industry through technology platforms.

27
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

 17 - SEGMENT REPORTING (CONTINUED)

Financial Services

The Financial Services segment encompasses providing commercial loans to entrepreneurs and SMEs and the activity of providing turn-key credit outsourcing services to banks and other lending institutions.

Both operating segments are geographically located in China.

Other

The "other" category includes the activity and unallocated portion of the Canadian parent company's services and all non-operating holdings registered in Hong Kong and China.

The segment information for the three-month periods ended March 31, 2021, and 2020 are as follows:

	Three months ended 2021-03-31
	Fintech	Financial	Other	Elimination	Total
	Platform	Services
		$	$	$	$
Revenues (1)
Financial service revenue	-	592,815	-	-	592,815
Fees/sales from external customers	804,080	231,067	-	-	1,035,147
Supply chain services	12,578,180	-	33,634		12,611,814
Inter-segment	89,165	11,034	79,162	(179,361)	-
Total revenues Expenses	13,471,425	834,916	112,796	(179,361)	14,239,776
Depreciation and amortization	79,768	72,717	5,493		157,978
Interest expense	26,111	1,636	17,086		44,833
All other expenses	12,791,220	405,551	1,107,280	(179,361)	14,124,690
Total expenses	12,897,099	479,904	1,129,859	(179,361)	14,327,501
Profit (loss) before tax	574,326	355,012	(1,017,063)	-	(87,725)
Income tax	199,521	95,337	7,119		301,977
Net profit (loss)	374,805	259,675	(1,024,182)	-	(389,702)
Non-controlling interest	235,783	140,146	-		375,929
Net profit (loss) attributable to owners of the parent	139,022	119,529	(1,024,182)	-	(765,631)

Segmented assets	36,019,104	24,002,263	28,860,091	(26,734,172)	62,147,286

28
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

17 - SEGMENT REPORTING (CONTINUED) Other (continued)

	Three months ended 2020-03-31
	Fintech	Financial	Other	Elimination	Total
	Platform	Services
		$	$	$	$
Revenues (1)
Financial service revenue	-	960,372	-	-	960,372
Fees/sales from external customers	617,453	233,713	-	-	851,166
Supply chain services	2,137,857	-	-	-	2,137,857
Inter-segment	184,892	-	73,909	(258,801)	-
Total revenues	2,940,202	1,194,085	73,909	(258,801)	3,949,395
Expenses
Depreciation and amortization	56,901	127,677	25,349	-	209,927
Interest expenses	37,350	15,195	207,406	-	259,951
Impairment of intangible asset	-	-	-	-	-
Loss on extinction of debt	-	-	-	-	-
Gain on bargain purchase	-	-	-	-	-
Loss on fair value variation	-	-	-	-	-
All other expenses	2,332,674	1,130,674	926,528	(258,801)	4,131,075
Total expenses	2,426,925	1,273,546	1,159,283	(258,801)	4,600,953
Profit (loss) before tax	513,277	(79,461)	(1,085,374)	-	(651,558)
Income tax (recovery)	143,022	11,115	-	-	154,137
Net profit (loss)	370,255	(90,576)	(1,085,374)	-	(805,695)
Non-controlling interest	156,426	(69,345)	-	-	87,081
Net profit (loss) attributable to owners of the parent	213,829	(21,231)	(1,085,374)	-	(892,776)

Segmented assets	9,961,367	23,942,252	17,521,266	(18,588,183)	32,836,702

(1): Revenues from external customers have been identified on the basis of the customer's geographical location, which is China.

The Company's non-current assets (other than financial instruments) are located in the following geographic regions:

	2021-03-31	2020-12-31
	Non-current	Non-current
	Assets	Assets
	$	$
China	3,127,391	2,841,180
Canada	1,108,250	1,144,000
Total	4,235,641	3,985,180

29
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

18 - NON-CONTROLLING INTERESTS

The Company controls two subsidiaries that have significant non-controlling interests (NCIs).

	2021-03-31	2020-12-31
	% ownership	% ownership
	and voting rights	and voting rights
Entities	held the by NCIs	held the by NCIs

Asia Synergy Supply Chain Ltd ("ASSC")	49%	49%
Asia Synergy Financial Capital Ltd ("ASFC")	49%	49%

	Total comprehensive income
	allocated to NCI		Accumulated NCI
	Three-month
	period ending	Year ending	As at	As at
	2021-03-31	2020-12-31	2021-03-31	2020-12-31

Asia Synergy Supply Chain Ltd	234,976	921,521	1,569,557	1,334,581
Asia Synergy Financial Capital Ltd	21,996	407,414	10,457,935	10,435,939
	256,972	1,328,935	12,027,492	11,770,520

No dividends were paid to NCIs during the three-month period ended March 31, 2021 and the year ended December 31, 2020 .

Summarised financial information for ASSC and ASFC before intragroup eliminations are as follows:

	ASSC		ASFC
	2021-03-31	2020-12-31	2021-03-31	2020-12-31
	$	$	$	$

Current assets	24,939,559	26,997,077	19,095,429	18,770,871
Non-current assets	724	853	4,222,543	4,360,915
Total assets	24,940,283	26,997,930	23,317,972	23,131,786

Current liabilities	21,737,105	24,274,295	1,832,485	1,689,668
Non-current liabilities	-	-	142,762	144,283
Total liabilities	21,737,105	24,274,295	1,975,247	1,833,951

Equity attributable to owners of the parent	1,633,621	1,389,054	10,884,790	10,861,896

Non-controlling interests	1,569,557	1,334,581	10,457,935	10,435,939

30
PEAK FINTECH GROUP INC.
Notes to Condensed Interim Consolidated Financial Statements
For the three-month periods ended March 31, 2021 and 2020
(In Canadian dollars)
(Unaudited)

18 - NON-CONTROLLING INTERESTS (CONTINUED)

	ASSC		ASFC
	Three-month		Three-month
	period ending	Year ending	period ending	Year ending
	2021-03-31	2020-12-31	2021-03-31	2$020-12-31
	$	$	$	$
Revenue	13,082,260	38,409,836	592,815	2,446,058
Profit for the year attributable to owners of the parent	245,407	958,850	145,866	189,077
Profit for the year attributable to NCIs	235,783	921,248	140,146	181,662
Profit for the year	481,190	1,880,097	286,012	370,739

Other comprehensive income ("OCI") for the year
OCI attributable to the owners of the parent	(840)	285	(122,972)	234,967
OCI attributable to NCIs	(807)	273	(118,150)	225,752
OCI for the year	(1,647)	558	(241,122)	460,719

Total comprehensive income for the year attributable to the owners of the parent	244,567	959,134	22,894	424,043

Total comprehensive income for the year attributable to NCIs	234,976	921,521	21,996	407,414

Total comprehensive income for the year	479,543	1,880,655	44,890	831,458

Net cash used in operating activities	2,465,438	(858,763)	(540,182)	2,381,805
Net cash used in investing activities	-	-	(926,739)	(289,146)
Net cash from financing activities	(2,537,190)	780,837	7,929	(460,089)
Net cash (outflow) inflow for the year	(71,752)	(77,926)	(1,458,991)	1,632,570

19 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to comply with the basis of presentation adopted in the current year.